FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Change of Government Nominee Director

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges:

We wish to inform you that Mr. Lalit Kumar Chandel, Economic Adviser, Government of India, Ministry of Finance, Department of Financial Services, has been nominated as Government Nominee Director on the Board of ICICI Bank Limited in place of Mr. Lok Ranjan, with effect from December 4, 2018, as per the communication received from the Department of Financial Services, Ministry of Finance on December 5, 2018.

Pursuant to the requirements of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we furnish the below information:

Reason for change	Replacement of Government Nominee Director by Government of India
Date of appointment	December 4, 2018
Brief Profile	Mr. Lalit Kumar Chandel, Economic Adviser, Government of India, Ministry of Finance, Department of Financial Services.
Disclosure of relationships between Directors	Mr. Lalit Kumar Chandel is not related to any other Director of the Bank.

We affirm that we have not received any communication indicating that Mr. Lalit Kumar Chandel is debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 5, 2018	By:	/s/ Ranganath Athreya
			Name :	Mr. Ranganath Athreya
			Title :	Company Secretary